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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HyperSpace Communications, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3

(CUSIP Number)

MIC Holding Company, LLC

3820 Sherbrook Drive

Santa Rosa, CA 95404

Attn: Barbara J. Schmidt

(707) 537-1840

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2006

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MIC Holding Company, LLC
52-2321081
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

3,124,710
8. Shared Voting Power

0
9. Sole Dispositive Power

3,124,710
10. Shared Dispositive Power

0

11.	Aggregate amount Beneficially Owned by Each Reporting Person

3,124,710
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

23.54%
14.	Type of Reporting Person (See Instructions)

OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to HyperSpace Communications, Inc., a Colorado corporation (the “Company”) on August 4, 2005 (the “Initial Filing”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Initial Filing.

Item 2. Identity and Background

No material change has occurred in the facts set forth in the response to Item 2 of the Initial Filing.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Filing is hereby amended by adding the following disclosure:

“MIC Holding and the Company entered into a series of Warrant Exchange Agreements (the “Warrant Exchange Agreements”) between December 6, 2005 and February 24, 2006, pursuant to which MIC Holding surrendered to the Company warrants to acquire an aggregate of 2,092,440 shares of Common Stock of the Company at an exercise price of $3.00 per share (the “Old $3.00 Warrants”) in exchange for the issuance to MIC Holding of (a) warrants to acquire 2,092,440 shares of Common Stock of the Company at an exercise price of $3.00 per share, without the option of a cashless exercise (the “New $3.00 Warrants”) and (b) warrants to acquire 697,480 shares of Common Stock of the Company at an exercise price of $5.50 per share (the “New $5.50 Warrants”). MIC Holding then immediately assigned the New $3.00 Warrants to third party investors (each, an “Assignee”) pursuant to a series of Assignment and Assumption of Warrants (each, an “Assignment Agreement”) with such Assignees, with each Assignee paying an aggregate of $1.00 for all New $3.00 Warrants it acquired from MIC Holding pursuant to such Assignment Agreement. The Assignees thereupon exercised the New $3.00 Warrants and received an aggregate of 2,092,440 shares of Common Stock of the Company. The transactions described in this paragraph are herein referred to, collectively, as the “Warrant Exchange Transactions”. The forms of the Warrant Exchange Agreements and the Assignment Agreements are attached as Exhibits 4 and 6 hereto.

Specifically, the Warrant Exchange Transactions (with respect to MIC Holding’s participation therein) occurred as follows:

(1) On December 6, 2005 MIC Holding surrendered 339,320 Old $3.00 Warrants (i.e., Old $3.00 Warrants conferring the right to purchase 339,320 shares of Common Stock of the Company) in exchange for the issuance to MIC Holding of 339,320 New $3.00 Warrants and 113,107 New $5.50 Warrants. The 339,320 New $3.00 Warrants were thereafter, on the same date, transferred to one Assignee who paid an aggregate of $1.00 for all New $3.00 Warrants it acquired from MIC Holding.

(2) On December 13, 2005 MIC Holding surrendered 793,909 Old $3.00 Warrants in exchange for the issuance to MIC Holding of 793,909 New $3.00 Warrants and 264,636 New $5.50 Warrants. The 793,909 New $3.00 Warrants were thereafter, on the same date, transferred to twenty Assignees, each of whom paid an aggregate of $1.00 for all New $3.00 Warrants it acquired from MIC Holding.

(3) On December 19, 2005 MIC Holding surrendered 444,110 Old $3.00 Warrants in exchange for the issuance to MIC Holding of 444,110 New $3.00 Warrants (which were then transferred to certain Assignees) and 148,037 New $5.50 Warrants. The 444,110 New $3.00 Warrants were thereafter, on the same date, transferred to two Assignees, each of whom paid an aggregate of $1.00 for all New $3.00 Warrants it acquired from MIC Holding.

(4) On January 31, 2006 MIC Holding surrendered 319,992 Old $3.00 Warrants in exchange for the issuance to MIC Holding of 319,992 New $3.00 Warrants and 106,664 New $5.50 Warrants.” The 319,992 New $3.00 Warrants were thereafter, on the same date, transferred to four Assignees, each of whom paid an aggregate of $1.00 for all New $3.00 Warrants it acquired from MIC Holding.

(5) On February 24, 2006 MIC Holding surrendered 195,109 Old $3.00 Warrants in exchange for the issuance to MIC Holding of 195,109 New $3.00 Warrants and 65,036 New $5.50 Warrants.” The 195,109 New $3.00 Warrants were thereafter, on the same date, transferred to four Assignees, each of whom paid an aggregate of $1.00 for all New $3.00 Warrants it acquired from MIC Holding.

Item 4. Purpose of Transaction

Item 4 of the Initial Filing is hereby amended by adding the following disclosure:

MIC Holding entered into the Warrant Exchange Transactions for investment purposes and so that the Assignees, pursuant to their exercise of the New $3.00 Warrants, could provide cash to the Company. MIC Holding currently owns both warrants and shares of Common Stock of the Company, including New $5.50 Warrants, all of which were acquired for investment purposes only. MIC Holding may distribute such warrants or shares, including the New $5.50 Warrants, to its members. MIC Holding may in the future purchase additional warrants or shares of the Company’s Common Stock if market conditions and price are favorable. Any additional purchases of warrants or shares of Common Stock of the Company will be solely for investment purposes.

Other than as described herein, neither MIC Holding nor any MIC Holding Affiliate has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although MIC Holding and each MIC Holding Affiliate reserves the right to develop such plans or proposals.

Item 5. Interest in the Securities of Issuer

Items 5(a)-(b) of the Initial Filing are hereby amended and restated as set forth in the following four paragraphs:

“(a)-(b) MIC Holding may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 3,124,710 shares of Common Stock of the Company, which includes (a) 1,799,498 shares of Common Stock of the Company and (b) warrants to acquire 1,325,212 shares of Common Stock of the Company at an exercise price of $5.50 per share, which constitutes beneficial ownership of 23.54% of the outstanding Common Stock of the Company (including the ability to acquire Common Stock by such Reporting Persons within 60 days pursuant to the exercise of warrants held by MIC Holding). The percentages of outstanding Company Common Stock reported in this Item 5(a) are based on the assumption that there are 11,949,019 shares of Company Common Stock outstanding immediately after consummation of the Warrant Exchange Transactions.

MIC Holding may be deemed to have (i) sole voting and dispositive power with respect to 3,124,710 shares of Common Stock and (ii) no shared voting and dispositive power with any other reporting persons.

The responses of MIC Holding to Items (7) through (11) of the portion of the cover page of this Schedule 13D which relate to the shares of Common Stock of the Company beneficially owned are herein incorporated by reference.”

(c), (d) and (e). No material change has occurred in the facts set forth in the response to Items 5(c)-(e) of the Initial Filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 3 above, MIC Holding is party to the Warrant Exchange Agreements and the Assignment Agreements.

Except for the agreements described in this Schedule 13D, to the best knowledge of MIC Holding, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between MIC Holding and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1*	Agreement and Plan of Merger dated as of March 20, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 2**	May 2005 Amendment to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of May 13, 2005.

Exhibit 3***	Amendment No. 2 to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of July 7, 2005.

Exhibit 4	Form of Warrant Exchange Agreement between HyperSpace Communications, Inc. and MIC Holding Company, LLC.

Exhibit 5****	Form of Warrants issued to MIC Holding Company, LLC.

Exhibit 6	Form of Assignment and Assumption of Warrants between MIC Holding Company, LLC and the assignee party thereto.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.

**	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on May 16, 2005 and incorporated by reference herein.
***	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated by reference herein.
****	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2006	MIC HOLDING COMPANY, LLC,
a Delaware limited liability company

	By:	/s/ Barbara J. Schmidt
Barbara J. Schmidt
President, Secretary and Treasurer

EXHIBIT INDEX

Exhibit 1*	Agreement and Plan of Merger dated as of March 20, 2005 among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC.

Exhibit 2**	May 2005 Amendment to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of May 13, 2005.

Exhibit 3***	Amendment No. 2 to the March 20, 2005 Agreement and Plan of Merger by and among HyperSpace Communications, Inc., Spud Acquisition Corp., GTG-Micron Holding Company, LLC and GTG PC Holdings, LLC, dated as of July 7, 2005.

Exhibit 4	Form of Warrant Exchange Agreement between HyperSpace Communications, Inc. and MIC Holding Company, LLC.

Exhibit 5****	Form of Warrants issued to MIC Holding Company, LLC.

Exhibit 6	Form of Assignment and Assumption of Warrants between MIC Holding Company, LLC and the assignee party thereto.

*	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K/A filed with the Securities and Exchange Commission on March 25, 2005 and incorporated by reference herein.
**	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on May 16, 2005 and incorporated by reference herein.
***	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on July 12, 2005 and incorporated by reference herein.
****	Filed as an exhibit to the Current Report of HyperSpace Communications, Inc. on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005 and incorporated by reference herein.

Exhibit 4

Form of Warrant Exchange Agreement

WARRANT EXCHANGE AGREEMENT

This Warrant Exchange Agreement (the “Agreement”), dated as of             , 200__, is made and entered into by and between HyperSpace Communications, Inc. (the “Company”) and MIC Holding Company, LLC (“Holder”).

Recitals

A. Holder owns warrants to purchase 2,092,440 shares of HyperSpace no par value common stock (the “Common Stock”) for $3.00 per share (the “Exercise Price”).

B. The parties desire to exchange             of such warrants (the “Warrants”) for new warrants as provided for in this Agreement.

Agreements

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1. Surrender of Warrants. Holder hereby assigns, transfers and releases to the Company the Warrants, free and clear of any and all liens, pledges, security interests and other encumbrances. Upon execution of this Agreement, Holder will deliver to the Company the original certificate for the Warrants for cancellation.

2. Issuance of New Warrants. Upon the Company’s receipt of the original certificate for the Warrants pursuant to paragraph 1 of this Agreement, the Company will issue and deliver to Holder two new warrant certificates in the forms of Exhibit A and Exhibit B attached hereto (the “New Warrants”).

3. Effectiveness of Exchange. The warrant exchange set forth in Sections 1 and 2 above (the “Exchange”) are part of a restructuring pursuant to which the Holder will sell to certain assignees a portion of the New Warrants issued pursuant to Section 2 above. The Exchange shall only be effective upon receipt by Holder and the Company of an executed Assignment and Assumption of Warrants from each of the respective assignees.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first set forth above.

THE COMPANY HyperSpace Communications, Inc.	HOLDER MIC Holding Company, LLC

By:	By:
Name:	Name:
Title:	Title:

Exhibit 6

Form of Assignment and Assumption of Warrants

ASSIGNMENT AND ASSUMPTION

OF

WARRANTS

This ASSIGNMENT AND ASSUMPTION OF WARRANTS (this “Assignment and Assumption”) dated             , 200     is entered into among MIC Holding Company, LLC, a Delaware limited liability company (“Assignor”),              (“Assignee”) and HyperSpace Communications, Inc., a Colorado corporation (“HyperSpace”).

Recitals

A. Assignor is the Holder of warrants to purchase 2,092,440 shares (the “Warrants”) of HyperSpace no par value common stock (the “Common Stock”) for $3.00 per share (the “Exercise Price”).

B. Assignor desires to assign to Assignee and Assignee desires to assume from Assignor all of Assignor’s right, title and interest in and to the Warrants to purchase              shares of HyperSpace Common Stock.

C. Assignee desires to immediately exercise the Assigned Warrants (as defined below).

Agreements

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Assignor, Assignee and HyperSpace agree as follows:

1. Assignment. Assignor hereby sells, assigns and transfers to Assignee for the purchase price of One Dollar ($1.00) Assignor’s right, title and interest in and to the Warrants to purchase              shares of HyperSpace Common Stock (the “Assigned Warrants”). Assignor and HyperSpace shall execute and deliver to Assignee such further assignments, acknowledgments and documents as Assignee may reasonably request in order to confirm or give notice of the transfer effected by this Assignment and Assumption.

2. Acceptance and Assumption. Assignee hereby accepts the assignment of the Assigned Warrants.

3. Agreement to Exercise the Assigned Warrants. Assignee hereby agrees that Assignee will immediately exercise all such Assigned Warrants by making a payment to HyperSpace, in immediately available funds, equal to the aggregate Exercise Price for the number of shares of Common Stock being purchased. The aggregate Exercise Price shall be wired to the following account:

For credit to: Hyperspace Communications Inc.
Notify: John Yeros

4. Investment Representations of Assignee. Assignee hereby represents and warrants to Assignor and HyperSpace as follows:

(a) Assignee is acquiring the Assigned Warrants for its own account, for investment and not with a view to the resale, distribution or other disposition thereof involving a public offering within the meaning of the Securities Act of 1933, as amended (the “Act”), or which may be in violation of the Act or of any other state or federal law regulating the sale or distribution of securities.

(b) Assignee understands and acknowledges that (i) neither the Assigned Warrants nor the shares of HyperSpace Common Stock issuable upon exercise of the Assigned Warrants (collectively the “Securities”) have been registered or qualified under the Act or applicable state securities laws and (ii) such securities must be held by Assignee indefinitely unless a subsequent disposition thereof is registered or qualified under the Act and applicable state securities laws or is exempt from registration.

(c) Assignee possesses the financial resources to bear the risk of economic loss with respect to the acquisition of the Securities.

(d) Assignee further understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to Assignee) promulgated under the Act depends upon the satisfaction of various conditions, and that, if applicable, Rule 144 may only afford the basis for sales of the Securities acquired hereunder in limited amounts.

(e) Assignee has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits associated with an investment in HyperSpace’s securities. Assignor and HyperSpace have made available to Assignee or its representatives all agreements, documents, records and books that Assignee has requested relating to the Securities to be acquired by Assignee, including but not limited to HyperSpace’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Assignee has reviewed HyperSpace’s most recent filings with the SEC and the risk factors included therein, including the annual report on Form 10-KSB for the year ended December 31, 2004, the 10-QSB for the Quarterly Period ended September 30, 2005 and the Form S-3 filed by HyperSpace on October 6, 2005. Assignee has had an opportunity to ask questions of, and receive answers from, a person or persons acting on behalf of Assignor or HyperSpace concerning the Securities, and answers have been provided to all of such questions to the full satisfaction of Assignor.

(f) Assignee is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D as promulgated under the Act.

(g) Assignee acknowledges that the representations and warranties and agreements contained in this letter are made by him, her or it with the intent that they may be relied upon by Assignor and HyperSpace in determining his, her or its eligibility to receive the Securities. Assignee agrees that by accepting the Securities he, she or it is representing and warranting that the representations and warranties above are true as of the date the Securities are transferred to Assignee and that they shall survive the transfer of the Securities and shall continue in full force and effect notwithstanding any subsequent disposition by him, her or it of such Securities.

5. Effect of Non-Exercise. Assignee acknowledges that this Assignment and Assumption is expressly conditioned upon Assignee’s immediate exercise of the Assigned Warrants in accordance with Section 3 above. Assignee acknowledges and agrees that this Assignment and Assumption, and any Assigned Warrants transferred to Assignee, shall be null and void and of no effect if the Assigned Warrants are not exercised within one business day after the date of this Assignment and Assumption.

6. Registration Rights. Each of Assignor and HyperSpace hereby consent to Assignee becoming a party to the Registration Rights Agreement, dated as of July 25, 2005, by and among HyperSpace and the securitiesholders that are party thereto (the “Registration Rights Agreement”) and the grant of registration rights to Assignee thereunder, pursuant to Section 1.11 thereof. Assignee shall execute and deliver to HyperSpace a Joinder Agreement, in form satisfactory to HyperSpace, evidencing Assignee’s addition as a party to the Registration Rights Agreement.

7. Use of Proceeds. Assignee acknowledges that HyperSpace will pay 5% of the aggregate Exercise Price to certain individuals and entities in consideration for their services resulting in the transfer of the Assigned Warrants from Assignor to Assignee.

8. Miscellaneous. This Assignment and Assumption shall inure to the benefit of, and be binding upon, the parties and their successors and assigns. This Assignment and Assumption is governed by the laws of the State of Colorado.

[SIGNATURE PAGE FOLLOWS]

Assignor, Assignee and HyperSpace have executed this Assignment and Assumption as of the date first above written.

ASSIGNOR

MIC HOLDING COMPANY, LLC

By:
Name:
Title:

ASSIGNEE

[ ]

By:
Name:
Title:

HYPERSPACE COMMUNICATIONS, INC.

By:
Name:
Title: